Cash Flow

English For A Song Inc.

Date Range: Jan 01, 2016 to Dec 31, 2016

CASH INFLOW AND OUTFLOW	Jan 01, 2016 to Dec 31, 2016
Operating Activities	
Sales	$0.00
Purchases	-$993.45
Inventory	$0.00
Payroll	$0.00
Sales Taxes	$0.00
Other	$0.00
Net Cash from Operating Activities	**-$993.45**
Investing Activities	
Property, Plant, Equipment	$0.00
Other	$0.00
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$0.00
Owners and Shareholders	$2,054.55
Other	$0.00
Net Cash from Financing Activities	**$2,054.55**

OVERVIEW

Starting Balance	**$0.00**
Cash Inflow	$2,054.55
Cash Outflow	$993.45
Net Cash Change	**$1,061.10**
Ending Balance	**$1,061.10**